Exhibit 99.8

Documentation to be presented at the

Extraordinary General Meeting of

Skanditek Industriförvaltning AB (publ)

Tuesday 1 December 2009

Agenda

for the Extraordinary General Meeting of Skanditek Industriförvaltning AB (publ), to be held on Tuesday 1 December 2009, at 10 a.m. at Salénhuset, Aulan, Norrlandsgatan 15 in Stockholm.

Proposed agenda

1.            Election of chairman of the Meeting.

2.            Preparation and approval of the voting list.

3.            Approval of the agenda.

4.            Election of one or two persons to verify the minutes.

5.            Determination as to whether the Meeting has been duly convened.

6.            Resolution regarding approval of the merger plan.

7.            Closing of the Meeting.

The board of directors’ complete proposals to be presented at the Extraordinary General Meeting of Skanditek Industriförvaltning AB (publ) on Tuesday 1 December 2009

The following proposals are numbered according to the proposed agenda.

RESOLUTION REGARDING APPROVAL OF THE MERGER PLAN (item 6)

The board of directors proposes that the Extraordinary General Meeting resolves to adopt the joint merger plan that was adopted by the board of directors of Skanditek Industriförvaltning AB (“Skanditek”) and Bure Equity AB (publ) (“Bure”) on 13 October 2009. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 19 October 2009 and was published in the Official Swedish Gazette (Sw. Post- och Inrikes Tidningar) on 21 October 2009.

The boards of directors of Bure and Skanditek believe that, since the merger between the two companies will create a higher market value, the merger will result in a stronger strategic position in the capital market, as well as provide benefits for the companies and their shareholders. The boards of directors are of the opinion that a statutory merger is an appropriate manner for two companies to merge, as the intention is that the terms of the merger shall not generally imply any transfer of value from one company to the other company or between the companies’ shareholder groups.

According to the merger plan, the exchange ratio has been determined with the intention of achieving a fair distribution of the shares in the merged company between the shareholders in both Bure and Skanditek. In determining a fair exchange ratio for both Bure’s and Skanditek’s shareholders, the boards of directors of the two companies have taken a number of factors into consideration. The boards of directors have primarily considered the companies’ net asset values, based on valuations of the underlying portfolio companies (including share prices for the listed companies), other assets and net cash available in each group. The boards of directors have based their assessment on valuations of the companies’ assets, including valuations in accordance with the productive value method, and comparative valuations of unlisted assets and listed assets. Primarily, the market value of the listed assets has been considered. Adjustments have been made for the net cash of each parent company. Furthermore, adjustments have been made for the cash dividend, totalling approximately to SEK 478 million, which will be proposed at Bure’s extra shareholders’ meeting, which will be held in order to approve the merger.

The exchange ratio for the merger consideration has, in view of the above, been determined in such way that each share in Skanditek shall be exchanged for 0.75 shares in Bure. Settlement of the merger consideration is expected to take place following Bolagsverket’s registration of the merger. The shares in Bure issued to the shareholders of Skanditek as merger consideration shall, with exception of the proposed dividend in the amount of SEK 9.50 per share to the present shareholders of Bure in accordance with the merger plan, carry right to dividends for the first time on the record date that occurs following registration of the merger by Bolagsverket.

The boards of directors are of the opinion that the exchange ratio is fair, and this view is supported by fairness opinions issued by independent financial experts. Bure’s board of directors has obtained a fairness opinion regarding the exchange ratio from KPMG and Skanditek’s board of directors has obtained a fairness opinion regarding the exchange ratio from PwC. KPMG has expressed that the exchange ratio is fair from a financial point of view for the shareholders of Bure. PwC has expressed that the exchange ratio is fair from a financial point of view for the shareholders of Skanditek.

Registration of the merger with Bolagsverket, which is expected to take place in January 2010 at the earliest, will result in the dissolution of Skanditek, whereby all of Skanditek’s assets and liabilities will be transferred to Bure. Settlement of the merger consideration is expected to take place following Bolagsverket’s registration of the merger, which will be accounted for by Euroclear Sweden AB registering the number of shares in Bure in the securities account of each duly entitled party. The shareholding in Skanditek of such parties will be deregistered from the same account.

Only whole shares in Bure will be paid to Skanditek’s shareholders as consideration for the merger. A cash amount will paid for potential fractions of Bure shares, which will be equal to the value of such fractions.

Skanditek and Bure shall, until the merger has been registered with Bolagsverket, act as two independent and separately listed companies with their current management and board of directors, respectively.

An English translation of the complete text of the merger plan is set forth in Appendix 1.

The board of directors has also prepared an information document regarding the merger, which has been registered with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) on 16 November 2009. The information document has been distributed to all shareholders in company whose holdings are registered in their own names, and is available at the company’s website, www.skanditek.se.

Proposal

A valid resolution requires approval of shareholders representing at least two-thirds of the shares and the number of votes represented at the Meeting.

Appendix 1

This is a translation of the Swedish language version of the merger plan. In the event of any discrepancy between the English version of the merger plan and the Swedish language version of the merger plan, the Swedish language version shall prevail.

The Board of Directors of Bure Equity AB (publ), corporate registration number 556454-8781 (“Bure”), with its registered office in Göteborg, and the Board of Directors of Skanditek Industriförvaltning AB (publ), corporate registration number 556235-4141 (“Skanditek”), with its registered office in Stockholm, have agreed on a merger between Bure and Skanditek pursuant to Chapter 23, Section 1 of the Swedish Companies Act (2005:551) (the “Companies Act”). The merger shall be undertaken by way of absorption, with Bure as the absorbing company and Skanditek as the transferring company.

In conjunction with this, the Boards of Directors have prepared the following

MERGER PLAN

Background and reasons for the merger

The Boards of Directors of Bure and Skanditek(1) have investigated the consequences of a merger between the two companies and believe that a merger would have the following positive effects for the shareholders of Bure and Skanditek:

•                                       The new company will have an interesting investment portfolio with a balanced mix of listed, as well as unlisted, and smaller and medium sized companies.

•                                       Bure and Skanditek have a common view on shareholder value creation by developing the portfolio companies through active ownership and board representation.

•                                       All in all, the merger is regarded to be a natural step in the development of both companies, whereby the combined resources will make the company a stronger participant in the financial market.

•                                       The merger will create a company with a larger market value which is expected to result in an increased interest from a broader base of equity analysts and investors.

•                                       The merger is assumed to result in certain cost synergies. The merger will decrease the costs for listing, accounting, premises, advisors, employees and other costs associated with the parent companies. Targeted cost synergies, as a consequence of the merger, will lead to a reduction of administrative expenses by approximately 50 percent, with full effect from the end of 2010.

Based on the above, the Boards of Directors of Bure and Skanditek believe that, since the merger between the two companies will create a higher market value, this will result in a stronger strategic position in the capital market, as well as provide benefits for the companies and their shareholders. Further information regarding the background and the reasons for the merger is set out in the joint press release.

[1]

The Directors Patrik Tigerschiöld and Björn Björnsson are Directors in Bure’s as well as in Skanditek’s Board of Directors, and have, as a result of conflict of interest, not participated in the handling and resolution to adopt the merger plan. The other Directors in Bure and Skanditek have participated in the handling of this matter.

The Boards of Directors of the two companies are of the opinion that the merger should be implemented by means of a statutory merger in accordance with the Companies Act, whereby the companies’ shareholders are given the opportunity to approve the merger at their respective shareholders’ meetings. The Boards of Directors are of the opinion that a statutory merger is an appropriate manner for two companies to merge, as the intention is that the terms of the merger shall not generally imply any transfer of value from one company to the other company or between the companies’ shareholder groups. The Boards of Directors shall convene an extra shareholders’ meeting in each company expected to be held on 1 December 2009, at which the merger plan, including any necessary decisions, will be presented for approval.

Determination of the exchange ratio for the merger consideration and circumstances of significance in the evaluation of the appropriateness of the merger

The exchange ratio has been determined with the intention of achieving a fair distribution of the shares in the merged company between the shareholders in both Bure and Skanditek. In determining a fair exchange ratio for both Bure’s and Skanditek’s shareholders, the Boards of Directors of the two companies have taken a number of factors into consideration. The Boards of Directors have primarily considered the companies’ net asset values, based on valuations of the underlying portfolio companies (including share prices for the listed companies), other assets and net cash available in each group. The Boards of Directors have based their assessment on valuations of the companies’ assets, including valuations in accordance with the productive value method, and comparative valuations of unlisted assets and listed assets. Primarily, the market value of the listed assets has been considered. Adjustments have been made for the net cash of each parent company. Further, adjustments have been made for the cash dividend, totalling approximately to SEK 478 million, which will be proposed at Bure’s extra shareholders’ meeting, which will be held in order to approve the merger. As an alternative to cash dividends, Bure’s Board of Directors may propose a redemption procedure involving a transfer to Bure’s shareholders about the same amount.

The Boards of Directors have jointly stated that, by taking the above factors into account and applying the above valuation methods, they have arrived at a relative value of three shares in Bure for four shares in Skanditek. The exchange ratio for the merger has, therefore, been determined so that each Skanditek share will be exchanged for 0.75 Bure shares (see further under the “Merger consideration etc.” section below).

In connection to the registration of the merger, the 10,041,316 shares in Bure held by Skanditek, representing about 19.9 percent of the shares in Bure, will be cancelled.

The average closing prices for Bure’s and Skanditek’s shares during the last 30 trading days until 13 October 2009 were approximately SEK 38.50 and approximately SEK 19.10, respectively. The exchange ratio of 0.75 new Bure shares for every existing share held in Skanditek, adjustment for the proposed dividend of SEK 9.50 per share in Bure and the cancellation of Skanditek’s holding in Bure results in a new theoretical share price for Bure, all else equal, of approximately SEK 27.10. This exceeds the average closing price of Skanditek during the last 30 trading days until October 13, 2009, adjusted for the exchange ratio, by approximately 6 percent. Conversely, the exchange ratio represents a theoretical price of the Bure share which, adjusted for the proposed dividend of SEK 9.50 per share in Bure, falls below the average closing prices for the same period by approximately 5 percent. The corresponding computation based on the closing prices as of October 13, 2009 for the Bure and Skanditek shares of approximately SEK 38.90 and approximately SEK 19.70, respectively, results in a new theoretical price of the Bure share of approximately SEK 27.70, which exceeds the last closing price for the Skanditek share, adjusted for the exchange ratio, by approximately 5 percent and falls below the last closing price for the Bure share by approximately 4 percent.

The Boards of Directors are of the opinion that the merger is beneficial to the companies and to the shareholders. Both Boards also consider the exchange ratio to be fair, and this view is supported by fairness opinions issued by financial experts. Bure’s Board of Directors has obtained a fairness opinion regarding the exchange ratio from KPMG and Skanditek’s Board of Directors has obtained a fairness opinion regarding the exchange ratio from PwC. KPMG has expressed that the exchange ratio is fair from a financial point of view for the shareholders of Bure. PwC has expressed that the exchange ratio is fair from a financial point of view for the shareholders of Skanditek.

Merger consideration etc.

Bure shall provide consideration for the merger to the shareholders of Skanditek as described below.

One share in Skanditek entitles the holder to receive 0.75 new shares in Bure. Thus, a shareholder holding four shares in Skanditek will receive three new shares in Bure.

Only whole shares in Bure will be paid to Skanditek’s shareholders as consideration for the merger.(2) Bure and Skanditek will, therefore, retain SEB to, aggregate all such Bure shares, or parts thereof, which not entitle the holder to a whole new Bure share as consideration (“Fractions”). The total number of Bure shares corresponding to such Fractions will, then be sold by SEB on NASDAQ OMX Stockholm. This sale shall be made as soon as possible after registration of the merger. The proceeds from this sale will then be paid to those entitled, in proportions to the value of Fractions previously held.

The share issue shall be resolved upon by the shareholders of Bure, at the extra shareholders’ meeting to be held for the purpose of approving the merger plan.

The shares in Bure issued to the shareholders of Skanditek as merger consideration, shall carry right to dividends for the first time on the record date that occurs following registration of the merger by the Swedish Companies Registration Office.

Settlement of the merger consideration

Those entitled to receive consideration for the merger, will be shareholders registered in the share register of Skanditek on the date when the Swedish Companies Registration Office registers the merger (see further under the “Planned date for the dissolution of Skanditek” section).

Unless otherwise is stated below, the merger consideration will be accounted for by Euroclear Sweden registering the number of shares in Bure in the securities account of each duly entitled party, following registration of the merger with the Swedish Companies Registration Office. Meanwhile, the shareholding in Skanditek of such parties will be deregistered from the same account.

The proceeds for the sale of Fractions, as described above, will be settled by SEB. This is to take place no later than ten banking days after the sales of Fractions. If the shares in Skanditek are pledged on the date for account of the consideration of the merger, account shall be made to the pledge holder. If the shares in Skanditek are registered with a nominee, account shall be made to the nominee.

[2]

Should the aggregate number of Fractions according to the above not equal a full number of whole shares, Bure will provide the corresponding amount in cash, i.e. a maximum amount corresponding to the average proceeds from the Fraction sale of one share as described above.

The merger is expected to be registered at earliest in January 2010.

Pre-merger undertakings

Bure and Skanditek shall, during the period from this day and until the day of the registration of the merger with the Swedish Companies Registration Office, carry on the business of the respective company in the ordinary course of business and shall not, without the prior written consent of the other party, take any of the following actions:

1.                                   pay any dividend or other distribution to shareholders in addition to the cash dividend or redemption amount to Bure’s shareholders amounting to in total approximately SEK 478 million;

2.                                   issue or create shares or other securities;

3.                                   acquire, sell or agree to acquire or sell, material shareholdings, businesses or  assets; or

4.                                   enter into or amend any material contracts or arrangements, or incur any material additional indebtedness other than in the ordinary course of operating its business.

The parties undertake to take all necessary actions in order to complete the merger on the terms set out herein.

Conditions for the merger

The completion of the merger is conditional upon:

1.                                   that a shareholders’ meeting in Bure approves the merger plan, appoints a new Board of Directors, resolves upon the consideration shares for the merger, approves the changes in the articles of association of Bure that are required for the merger, and resolves upon cash dividend or redemption amount, amounting to in total approximately SEK 478 million to Bure’s shareholders;

2.                                   that a shareholders’ meeting in Skanditek approves the merger plan;

3.                                   that all permits and approvals of the authorities that are necessary for the merger have been obtained on terms that are acceptable for Bure and Skanditek, in the opinion of each respective Board of Directors;

4.                                   that the merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or anything similar; and

5.                                   that the pre-merger undertakings made by Bure and Skanditek as set out in clause 1 and 2 under the “Pre-merger undertakings” section are not breached before the day of the registration of the merger and that the pre-merger undertakings made by Bure and Skanditek as set out in clause 3 and 4 in the same section are not, before the day of the registration of the merger, breached in any such way which would result in a material adverse effect on the merger or the new group created by the merger.

Planned date for Skanditek’s dissolution

Skanditek will be dissolved and its assets and liabilities transferred to Bure when the Swedish Companies Registration Office registers the merger. This is expected to occur not earlier than in January 2010. The companies will announce the date on which the Swedish Companies Registration Office is expected to register the merger at a later stage.

The last day for trading in the Skanditek shares is expected to be the day that falls three trading days prior to the registration of the merger by the Swedish Companies Registration Office, and the first day of trading of the newly issued shares is estimated to be the day following the day of the registration of the merger.

Holders of securities with special rights

As part of an incentive program for executives and key employees, Skanditek has issued in total 500,000 warrants according to decisions at the annual general meetings held in 2008 and in 2009. These warrants have been offered to executives and key employees at market terms.

Each of the 250,000 warrants that were issued at the annual general meeting 2008 entitle to subscription of one new share at a subscription price of SEK 33.06 during the period from 9 May 2010 through 9 May 2011. Each of the 250,000 warrants that were issued at the annual general meeting 2009 entitle to subscription of a new share at a subscription price of SEK 23.62 during the period from 15 May 2011 through 15 may 2012.

Skanditek and the holders of warrants have agreed that all warrants will be repurchased at market price as to be determined by a valuation institute. The repurchased warrants will be cancelled in connection with the registration of the merger. This means that there will be no outstanding warrants at the registration of the merger.

Skanditek has issued call options to certain employees in Bure regarding purchase of in total 400,000 shares in Bure and 40,000 shares in AcadeMedia AB. All Skanditek’s liabilities under these call options will be assumed by Bure as a consequence of the merger.

There are no other outstanding warrants, convertibles or other securities providing the holder with special rights in Skanditek or Bure.

There are no other incentive programs for the executives or other employees that will be affected by the merger.

Fees etc. relating to the merger

No special fees or other benefits are payable to the Directors or the Managing Directors of Bure or Skanditek as a result of the merger. The auditors of Bure and Skanditek shall be paid fees for their statement concerning the merger plan and for their review of the Merger Information Memorandum/prospectus and press releases as per invoice.

Other

The Managing Director of  and the Chairman of the Board of Directors of Skanditek shall be entitled jointly to make any minor amendments in the merger plan that may prove necessary in connection with the registration of the merger plan or the merger or for Euroclear Sweden’s in connection with the account of the merger consideration.

The merger plan has the following appendices:

1.                                   Supplementary information in accordance with Chapter 23, Section 10, Item 2 of the Companies Act — Sub-appendix 1.

2.                                   Auditors’ statement in accordance with Chapter 23, Section 11 of the Companies Act — Sub-appendix 2.

The financial statements for the fiscal years 2006, 2007 and 2008 for Bure and Skanditek are available at each company’s website, respectively (www.bure.se and www.skanditek.se).

Sub-appendix 1 to Appendix 1

Supplementary Information in accordance with Chapter 23, Section 10, Item 2 of the Companies Act (2005:551)

As the merger plan was prepared more than six months following the expiry of the most recent financial year for which an annual report and auditor’s report have been presented, information in accordance with Chapter 23, Section 10, Item 2 of the Companies Act (2005:551) is attached hereto.

Bure

In February 2009, a total of SEK 1,007 million was distributed as a consequence of the approved voluntary redemption procedure.

Carl Backman took over as new Managing Director in connection with the annual general meeting 2009.

In May 2009, Bure and Altor completed the acquisition of Carnegie Investment Bank and Max Matthiessen.

In August 2009, a distribution of ownership to key staff in Max Matthiessen was completed.

The parent company’s profit after tax for the period 1 January 2009 until 31 August 2009 (the “Period”) amounted to SEK 30 million (136). The parent company’s profit after financial items for the same period amounted to SEK -84 million (325). This includes exit gains of SEK 22 million (9) that are attributable to a conditional purchase price for Textilia. Profit for the Period was affected by impairment losses of SEK 109 million (0). These consist of an impairment loss of SEK 84 million on shares in Mercuri and of SEK 26 million on shares and receivables in Max Matthiessen. Administrative expenses for the Period totalled SEK -20 million (-27) and included a reversal of provision for termination benefits of SEK -4 (-9).

The parent company’s cash and cash equivalents and short term investments at the end of the Period amounted to SEK 536 million (1,861). At the end of the period the parent company had a reported net loan receivable of SEK 639 million (1,927), where the decrease to a large extent is due to major investments in Carnegie and Max Matthiessen and the implementation of a previously decided redemption procedure.

During the Period, the investment in Carnegie Investment Bank amounting to SEK 307 million, of which SEK 252 million in shares and SEK 55 million in loans has been completed. In addition, Bure has committed itself to pay a shareholder contribution of SEK 184 million to ABCIB Holding, which is jointly held by Bure and Altor, for payment of the future base purchase price. Bure’s holding in Carnegie at the end of the Period was 35 per cent. During the Period, Bure also made an investment in Max Matthiessen amounting to SEK 62 million, of which SEK 19 million in shares and SEK 43 million in loans. Bure’s holding in Max Matthiessen amounts to 17.5 per cent at the end of the Period.

Skanditek

Skanditek’s business during the period 1 January 2009 until 31 August 2009 (the “Period”) has developed as set out in the following.

The parent company’s net sales for the Period amounted to SEK 0 million (0). The parent company’s profit before tax was SEK 52 million (7). The result consists of administrative expenses of SEK -14 million (-11), a favourable effect on profit of SEK 29 million from the redemption of Bure shares, a reversal of write-down in subsidiaries and associated companies of SEK 64 million (0), of which the main part of the write-down was made during the fourth quarter of 2008. Further, this includes impairment loss on MYDATA shares of SEK 27 million, dividend from portfolio companies of SEK 2 million (16), a negative change in the fair value of financial instruments of SEK — 5 million (-1) and financial income and expenses of SEK 2 million (2). Skanditek has participated in Bure’s voluntary redemption program. The redemption process generated SEK 201 million for Skanditek.

Cash and cash equivalents at the end of the Period totalled to SEK 174 million (beginning of the year: 9). In addition, the Parent Company had short-term investments with a market value of SEK 22 million (beginning of the year: 20). There were no interest-bearing liabilities.

It has been a challenging Period for Skaditek’s portfolio companies, however, in different respects.  PartnerTech and MYDATA have made cost and capacity adjustments on decreased demand levels. At the same time, both AcadeMedia and Vitrolife posted strong figures for the Period compared to the same period preceding year.

On July 2, the merger of the subsidiary MYDATA Automation AB and Micronic Laser Systems AB was completed. Following the merger, Skanditek became the largest owner of Micronic with a holding of 38 per cent.

Sub-appendix 2 to Appendix 1

Auditors’ statement regarding merger plan according to Chapter 23 Section 11 of the Swedish Companies Act (2005:551)

Assignment and allocation of responsibilities

We have examined the merger plan dated 13 October, 2009. It is the responsibility of the Boards of Directors of Bure Equity AB (publ) (Bure), org. no. 556454 - 8781, and Skanditek Industriförvaltning AB (publ) (Skanditek), org. no. 556235 - 4141, to ensure that the merger plan has been prepared in accordance with Chapter 23 Sections 7-10 of the Swedish Companies Act. It is our responsibility to examine the merger plan and based on our examination provide a written statement in accordance with Chapter 23 Section 11 of the Swedish Companies Act.

Direction and scope of examination

The examination has been performed in accordance with FAR SRS’ recommendation RevR 4 Examination of Merger Plan (Granskning av fusionsplan). This means that we have planned and performed the examination in such a manner that we, with limited assurance, can make a statement about the merger plan, the valuation methods used, determination of the merger consideration as well as whether or not there is a risk that the creditors of Bure will not receive full payment for their claims. The examination has included examination of the merger plan, examination of supporting documentation and interviews regarding the merger plan. In accordance with RevR 4, have we only performed limited examination of the assessments made regarding the forward-looking information contained in the merger plan. In our opinion, the examination provides us with a reasonable basis for our statements below.

Other information

According to the merger plan Bure shall absorb Skanditek.

The merger plan states that the consideration to the shareholders of Skanditek shall consist of shares in Bure. Only whole shares in Bure will be paid to the shareholders of Skanditek. Any fractions of shares will be sold in accordance with the merger plan after which the proceeds (cash) will be paid to the relevant shareholders of Skanditek.

As stated in the merger plan, the merger is conditional upon, inter alia, that a dividend of approximately 478 million to Bure’s shareholders is resolved.  As an alternative to cash dividends, the Board of Directors of Bure may propose a redemption procedure totaling to the same amount. It is the Boards of Directors of Bure and Skanditek that are responsible for ensuring that the merger consideration and the basis for its distribution have been determined in an objective and correct manner.

The Boards of Directors have jointly stated that the factors described in the merger plan and the applied valuation methods, have resulted in a relative value of 0.75 shares in Bure for each share in Skanditek. The exchange ratio for the merger has therefore been determined so that for each Skanditek share 0.75 shares in Bure will be received.

Considering the above exchange ratio, the number of shares in Bure will after the merger amount to:

The number of shares in Bure before the merger	50,348,808

Merger consideration in shares in Bure paid to owners in Skanditek (4 shares in Skanditek eligible for 3 shares in Bure)	49,013,235

Less: Skanditek’s holdings of shares in Bure	10,041,316

The number of shares in Bure after the merger	89,320,727

In determining the exchange ratio for the merger consideration for both of Bure’s and Skanditek’s shareholders the Boards of Directors of both companies have, as stated in the merger plan, taken a number of factors into consideration. In their assessment the Boards of Directors have primarily considered the companies’ net asset values, based on the valuations of the underlying portfolio companies (including share prices of listed companies), other assets and net cash available in their respective groups. Moreover, in the course of deciding the exchange ratio the fact that the merger is proposed to be conditional upon implementation of an extraordinary dividend (or redemption process) to Bure’s shareholders totaling approximately 478 million has been taken into account.

Both Boards of Directors are of the opinion that the merger is beneficial for the companies as well as for the shareholders of Bure and Skanditek. Both Boards of Directors also consider the exchange ratio to be fair. They base their conclusions on fairness opinions issued by independent experts. Bure’s Board of Directors has obtained an independent fairness opinion regarding the exchange ratio from KPMG and Skanditek’s Board of Directors has obtained the corresponding fairness opinion from Price Waterhouse Coopers (PwC). KPMG has in their report to the Board of Directors of Bure expressed that the proposed exchange ratio between Bure and Skanditek is considered to be within a reasonable range. PwC has expressed that the offered exchange ratio is fair from a financial point of view for the shareholders of Skanditek.

Statement

Based on our examination, no circumstances have come to our attention which has given us reasons to believe that:

•                                       the valuation methods used are not appropriate

•                                       that merger consideration and the basis for its distribution has not been determined in an objective and correct manner or that the merger plan does not comply with the requirements of the Swedish Companies Act

•                                      the merger will lead to any risk that the creditors of Bure will not receive full payment of their claims.

Gothenburg and Stockholm on 14 October 2009

Auditors appointed by Bure	Auditors appointed by Skanditek

Ernst & Young AB	Ernst & Young AB

Staffan Landén	Göran Abrahamsson

Authorised Public Accountant	Authorised Public Accountant